Exhibit 3.2

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
JACOBS ENGINEERING GROUP INC.

JACOBS ENGINEERING GROUP INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of Delaware, does hereby certify as follows:
    1.     The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to remove Article 14 in its entirety, which is of no further force or effect.

    2.     The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on the date set forth below.

JACOBS ENGINEERING GROUP INC.

By:	/s/ Justin Johnson
	Name:	Justin Johnson
	Title:	Secretary
Dated: January 26, 2024